Summary

Merrill Lynch Muniholdings Insured III
Proxy Solicitation Summary												24-Jul-00

Fund Name	Outstanding	Total	%	Need for	Actual	%	Reorganization - Proposal #1
	Shares	Voted	O/S	Quorum	Returns	O/S	"For"	% of O/S	"Agst"	% of O/S	"Abs"	Need

Common	6,806,667	3,603,360	52.94%	(1,357,159)	3,603,360	52.94%	3,421,358	50.26%	94,063	1.38%	87,939	(18,024)
Preferred - Series A	2,714	2,714	100.00%	(1,817)	2,714	100.00%	2,362	87.04%	0	0.00%	352	(1,899)

Last Updated on 12/28/2000
By Win95 User